(212) 373-3105

(212) 492-0105

jmarell@paulweiss.com

October 31, 2008

Via EDGAR

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Mail Stop 3561

Salton, Inc. — Amendment No. 1 to

Schedule 13E-3

Ladies and Gentlemen:

On behalf of Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., Harbinger Capital Harbinger Capital Partners Special Situation Fund, L.P., Harbinger Capital Partners Special Situations GP, L.L.C. and Grill Acquisition Corporation (collectively, the “Filing Persons”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (“Amendment No. 1”) of the Filing Persons, together with Exhibits, marked to indicate changes from the Filing Persons’ Transaction Statement on Schedule 13E-3 as filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2008 (the “Schedule 13E-3”).

Amendment No. 1 reflects the responses of the Filing Persons to comments received from the Staff of the Commission (the “Staff”) in a letter from Peggy Kim, dated October 20, 2008 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Schedule 13E-3. For your convenience,

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references in the responses to page numbers are to the marked version of Amendment No. 1. We are also delivering courtesy copies of the marked version of Amendment No. 1 to Peggy Kim.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether Salton, Harbinger Capital Partners Offshore Manager, L.L.C., or Harbinger Capital Partners Special Situations GP, L.L.C. is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. We note that these entities were filing persons on the amended Schedule 13E-3 filed on October 9, 2007. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination requirement.

Response to Comment 1:

In response to the Staff’s comment, and in connection with our review of Section II.D.3 of the Current Issues Report, the Filing Persons have included Harbinger Capital Partners Offshore Manager, L.L.C. (as investment manager of Harbinger Capital Partners Master Fund I, Ltd) and Harbinger Capital Partners Special Situations GP, L.L.C. (as the general partner of Harbinger Capital Harbinger Capital Partners Special Situation Fund, L.P.) as filing persons on the Schedule 13E-3.

Introduction, page 4

2. Please state whether officers and directors of the issuer will receive cash payments, and if applicable, please disclose the aggregate payment.

Response to Comment 2:

In response to the Staff’s comment, the Filing Persons have disclosed the aggregate amounts to be paid to the directors and executive officers of Salton as a result of the merger. See page 4.

Special Factors, page 5

3. Please revise to include a discussion of the background of the Rule 13e-3 transaction. Please describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel, advisors, and the members of management who were present at each meeting. Please also revise so that it is clear how that consideration amount of $0.33 per share was determined.

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Response to Comment 3:

In response to the Staff’s comment, the Filing Persons have included a discussion of the background of the Rule 13e-3 transaction. See pages 5 – 11.

Certain U.S. Federal Income Tax Considerations, page 8

4. Please revise the heading and first sentence to clarify that you are describing material federal income tax consequences, rather than considerations. Refer to Item 1004(a)(2)(vii) of Regulation M-A. In addition, please revise to describe the tax consequences of the Rule 13e-3 transaction to Salton. Refer to Item 1013(d) of Regulation M-A.

Response to Comment 4:

In response to the Staff’s comment, the Filing Persons have revised the applicable disclosure as requested. See page 15.

Fairness of the merger, page 9

Position of the Filing Persons as to the Fairness of the Merger, page 9

5. We note that each of the filing persons believes that the short-form merger is fair to Public Shareholders, which you define as those Salton stockholders “other than the Harbinger Funds.” Please revise throughout your document to consistently state whether the going private transaction is substantively and procedurally fair to the unaffiliated shareholders of Salton. Refer to Item 1014(a) of the Regulation M-A.

Response to Comment 5:

In response to the Staff’s comment, the Filing Persons have revised the applicable disclosure as requested. See pages

16 – 24.

6. Please revise to clarify that you are discussing the positive factors considered by each of the filing persons, beginning on page 9, and that you are discussing the negative factors on page 15. In addition, we note that you have included the summary of the financial analysis prepared by the filing persons under the list of positive factors. For case of investor understanding of the positive factors considered, please refer to the financial analysis in the bulleted list of factors, but revise to present the more detailed summary of the financial analysis under a separate section.

Response to Comment 6:

In response to the Staff’s comment, the Filing Persons have listed the positive and negative factors considered by each of the Filing Persons, and presented the summary of the financial analysis under a separate section, as requested. See pages 16 and 17.

7. We note the analyses based on “Public Comparables.” Please revise to describe the method of selection and any reasons for excluding any selected companies from each analysis.

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Response to Comment 7:

In response to the Staff’s comment, the Filing Persons have described the method of selection for the Public Comparables. See page 18. We have been informed by the Filing Persons that they did not exclude any selected company from the analysis.

8. We note that on page 15, you state that certain officers and directors of Salton may have conflicts of interest in connection with the merger. Please revise to describe these conflicts of interest. Refer to Item 1005(d) of Regulation M-A. If applicable, please address any benefits not received by other shareholders, ongoing equity participation, any alternations in compensation or employment arrangements, and board representation.

Response to Comment 8:

In response to the Staff’s comment, the Filing Persons have described the conflicts of interests of the officers and directors of Salton in connection with the merger. See page 17.

Past Contact, Transactions, Negotiations and Agreements, page 22

Purchase of Shares, page 26

9. We note that the Master Fund purchased 17,103,953 shares from a stockholder, Please revise to identify the stockholder who sold the shares and describe all material provisions of the agreement. Refer to Item 1005(e) of Regulation M-A.

Response to Comment 9:

In response to the Staff’s comment, the Filing Persons have identified the selling stockholder. See page 34.

Purposes of the Transaction and Plans or Proposals, page 26

10. We note that the first bullet on page 27 refers to “any extraordinary transaction.” Please revise to specifically address any plans regarding a “merger, reorganization or liquidation.” Refer to Item 1006(c)(1) of Regulation M-A and General Instruction E. to Schedule 13E-3.

Response to Comment 10:

In response to the Staff’s comment, the Filing Persons have revised the applicable disclosure as requested. See page 35.

Source and Amount of Funds or Other Consideration, page 27

11. We note that the necessary funds will be in the form of capital contributions. Please revise to state the specific source of funds. Refer to Item 1007(a) of Regulation

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M-A. If any funds are expected to be borrowed, then provide a summary of the loan agreement and file the agreement as an exhibit. Refer to Items 1007(d)(1) and 1016(b) of Regulation M-A.

Response to Comment 11:

In response to the Staff’s comment, the Filing Persons have revised the applicable disclosure as requested. See page 2. We have been informed by the Filing Persons that no funds are expected to be borrowed in connection with these capital contributions.

Interests in Securities of the Subject Company, page 28

12. We note that the existing 9.5 million options will automatically convert into options of the surviving company. Please also disclose ownership interest in these options.

Response to Comment 12:

As disclosed in Amendment No.1, the options issued by Salton which are not exercised prior to the effective date of the merger, except options granted in 2008 under the Salton 2007 Omnibus Equity Award Plan to acquire 2,250,000 shares of common stock subject to performance based vesting, will be cancelled and exchanged into the right to receive a cash payment with respect to such options, equal to the fair value of such options as determined using a Black-Scholes valuation model (as determined by Salton based on the final closing price of Salton’s common stock). See pages 4 – 5. We have been informed by the Filing Persons that none of the executive officers or directors of Salton will hold any options in Salton after the merger.

Financial Statements, page 28

13. Please revise to provide and present all of the information in accordance with Item 1010(c) of Regulation M-A. In view of your decision to incorporate financial information by reference under Item 13 of Schedule 13E-3, complete summarized information is required under Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3.

Response to Comment 13:

In response to the Staff’s comment, the Filing Persons provide and present all of the information in accordance with Item 1010(c) of Regulation M-A. See pages 37 – 39.

14. Upon examination of the most recent Form 10-K, we noticed that the issuer reported consistent losses from continuing operations and discontinued operations. Please revise to state in an appropriate location in this filing, if true, that the affiliates will be the beneficiaries of the issuer’s future use of any operating loss carryforwards.

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Response to Comment 14:

In response to the Staff’s comment, the Filing Persons have revised the applicable disclosure as requested.

Exhibit (d-3) Contribution Agreement

15. Please file all exhibits to the contribution agreement. We note that Exhibit A has not been filed.

Response to Comment 15:

In response to the Staff’s comment, the Filing Persons have revised the applicable disclosure as requested. See page 15.

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If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,

Jeffrey D. Marell

Attachments

cc:	Lisa R. Carstarphen

David M. Maura

John McCullough

Raphael M. Russo